Mail Stop 3561

February 26, 2007

Barry J. Sanders, President
American DG Energy Inc.
45 First Avenue
Waltham, Massachusetts 02451

      Re: American DG Energy Inc.
              Registration Statement on Form 10-SB
              Filed November 2, 2006
              File No. 0-52294

Dear Mr. Sanders:

      We have completed our review of the above filing and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Edwin Miller, Esq.
     Fax: 617-338-2880